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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Pegasus Solutions, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
705906105
(CUSIP Number)
Mark D. Kaufman
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, GA 30309
(404) 853-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	705906105

1	NAMES OF REPORTING PERSONS: Inter-Continental Hotels Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DE

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,954,036**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,954,036**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,954,036**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

* See Item 3 below
** See Item 5 below

CUSIP No.	705906105

1	NAMES OF REPORTING PERSONS: Six Continents Hotels, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DE

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,954,036**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

3,954,036**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,954,036**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

* See Item 3 below
** See Item 5 below

CUSIP No.	705906105

1	NAMES OF REPORTING PERSONS: InterContinental Hotels Group PLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UK

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,954,036**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,954,036**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,954,036**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

* See Item 3 below
** See Item 5 below

Item 1.      Security and Issuer.
     This Schedule 13D is jointly filed with the Securities and Exchange Commission (the “Commission”) by Inter-Continental Hotels Corporation, a Delaware corporation (“ICHC”), Six Continents Hotels, Inc., a Delaware corporation (“SCH”), and InterContinental Hotels Group PLC, a public limited company organized under the laws of England and Wales (“IHG”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Pegasus Solutions, Inc., a Delaware corporation (the “Issuer”). ICHC, SCH and IHG are together the “Reporting Persons.” The principal executive office and mailing address of the Issuer is Campbell Centre I, 8350 North Central Expressway, Suite 1900, Dallas, Texas 75206.
     Information in this Schedule 13D about any person other than the Reporting Persons has been provided to the extent known by the Reporting Persons or is based upon statements made in filings with the Commission and has not been independently verified. The Reporting Persons make no representations as to the accuracy, truthfulness or completeness of such other information contained herein. This filing of the Schedule 13D is not, and should not be deemed to be, an admission that this Schedule 13D or that any Amendment thereto is required to be filed.
Item 2.      Identity and Background.
     The principal business address of each of ICHC and SCH is Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346-2149. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of ICHC and SCH is set forth in Schedules A and B hereto, respectively. The principal business address of IHG is 67 Alma Road, Windsor, Berkshire, SL4 3HD, United Kingdom. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of IHG is set forth in Schedule C hereto. IHG is the ultimate parent of SCH and ICHC. The business of IHG and its subsidiaries is the ownership, management, leasing and franchising of hotels and resorts. Through SCH and ICHC, IHG owns, operates and franchises hotels under the names “Crowne Plaza”, “Holiday Inn”, “Holiday Inn Express”, “Candlewood Suites”, “InterContinental Hotels and Resorts”, “Hotel Indigo” and “Staybridge Suites”.
     The information relating to the following parties has been provided by Prides Capital Partners, L.L.C.:
     Prides Capital Partners, L.L.C. (“Prides”) is a Delaware limited liability company whose principal business is acting as general partner for an investment partnership and providing investment advisory services.
     Perseus Holding Corp. (“Perseus”) is a Delaware corporation newly formed by affiliates of Prides. The principal business of Perseus is to engage in the transactions contemplated by the Merger Agreement (as defined in Item 4 below). The sole director of Perseus is Murray A. Indick. The President, Assistant Treasurer and Assistant Secretary of Perseus is Murray A. Indick, who is a United States citizen and whose principal occupation or employment is as a partner and investment professional of Prides. The Vice President, Treasurer and Secretary of Perseus is Rebecca Dernbach, who is a United States citizen and whose principal occupation or employment is as an investment professional of Prides. The principal business office address of Mr. Indick and Ms. Dernbach is 200 High Street, Suite 700, Boston, Massachusetts 02110.

     The information relating to the following parties has been provided by Tudor Investment Corporation:
     Tudor Investment Corporation (“Tudor Investment”) is a money management firm that provides investment advice to The Tudor BVI Global Portfolio Ltd. (“Tudor BVI”), The Raptor Global Portfolio Ltd. (“Raptor Global”) and The Altar Rock Fund L.P. (“Altar Rock”), among others. Tudor Investment is also the sole general partner of Altar Rock.
     The principal employment of Paul Tudor Jones, II is as Chairman and Chief Executive Officer of Tudor Investment, of which he owns a majority of the capital stock and voting securities.
     Each of Tudor BVI, Witches Rock Portfolio Ltd. (“Witches Rock”), Raptor Global and Altar Rock is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.
     Tudor Proprietary Trading, L.L.C. (“Tudor Proprietary”) is a proprietary trading vehicle which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its capital securities.
     The business address of Tudor Investment, Paul Tudor Jones, II, Tudor Proprietary and Altar Rock is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The business address of Tudor BVI, Witches Rock and Raptor Global is c/o CITCO Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles.
     The name; residence or business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and the citizenship of each natural person that is a director or executive officer of Tudor Investment, Tudor Proprietary, Tudor BVI, Witches Rock, Raptor Global or Altar Rock is set forth on Schedule I of the Statement on Schedule 13D filed with the Commission on December 20, 2005 by the Tudor Affiliates (as defined below), which is incorporated by reference herein.
     Tudor Proprietary, Tudor BVI, Witches Rock, Raptor Global and Altar Rock are collectively referred to herein as the “Tudor Funds” and the Tudor Funds together with Tudor Investment and Paul Tudor Jones, II are collectively referred to herein as the “Tudor Affiliates.”
     Perseus, Prides, the Tudor Affiliates, the Reporting Persons and persons deemed to beneficially own shares held, or otherwise beneficially owned, by the Reporting Persons may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act (the “Group”). The Reporting Persons expressly disclaim (i) that, for purposes of Section 13(d) or 13(g), they are a member of a group with Perseus, Prides or the Tudor Affiliates, and (ii) that they have agreed to act together with Perseus, Prides or the Tudor Affiliates as a group other than as described in this Schedule 13D.
     The Reporting Persons are filing this Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this Schedule 13D separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.

     Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.
     To the best knowledge of the Reporting Persons, none of the Reporting Persons or their respective directors, executive officers, or controlling persons, Prides, Perseus or the Tudor Affiliates has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.      Source and Amount of Funds or Other Consideration.
     The Reporting Persons acquired their shares of Common Stock by exercising warrants acquired in 1997 in connection with a distribution agreement with the Issuer. The Reporting Persons used funds from working capital to exercise their warrants and acquire their shares of Common Stock.
Item 4.      Purpose of Transaction.
     The information in the four paragraphs immediately following below is based on the Merger Agreement (as defined below) and qualified in its entirety by reference to the Merger Agreement, which is Exhibit C hereto and incorporated by reference herein.
     Pursuant to an Agreement and Plan of Merger, dated as of December 19, 2005 (the “Merger Agreement”), among Perseus, 406 Acquisition Corp. (“Newco”), a Delaware corporation and wholly-owned subsidiary of Perseus, and the Issuer, Newco will merge with and into the Issuer (the “Merger”). At the effective time of the Merger, the separate corporate existence of Newco shall cease and the Issuer shall continue its existence as the surviving corporation. By virtue of the Merger, each of the outstanding shares of Common Stock, except for any shares of Common Stock held by Perseus or Newco or in the treasury of the Issuer, which will be cancelled and cease to exist at the effective time of the Merger with no payment made or consideration delivered in respect thereof, will be converted into the right to receive $9.50 in cash (the “Merger Consideration”).
     In addition, pursuant to the Merger Agreement, all options to acquire shares of Common Stock will be canceled at the effective time of the Merger and each holder of options to acquire shares of Common Stock will receive for each share of Common Stock subject to such options the excess, if any, of the Merger Consideration over the exercise price per share of the Common Stock subject to such canceled options, less applicable withholding taxes, if any. Each outstanding share of restricted Common Stock shall become fully vested as of the effective time of the Merger, and the holder thereof shall be entitled to receive an amount in cash equal to the Merger Consideration, less applicable withholding taxes, if any.
     The Merger Agreement provides that Newco’s directors immediately prior to the effective time of the Merger will be the Issuer’s directors at the effective time of the Merger and officers of the Issuer immediately prior to the effective time of the Merger will be the officers of the Issuer at the Effective Time.

     The consummation of the transactions contemplated by the Merger Agreement is subject to, among other things: (i) the approval and adoption by the requisite affirmative vote of holders of the Common Stock of the Issuer; (ii) the receipt of proceeds of debt commitments from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (collectively “JPMorgan”) in an amount not less than the amount set forth in a debt commitment letter between JPMorgan and Perseus dated as of December 18, 2005 and otherwise on substantially the terms and conditions as set forth therein and (iii) receipt of any material governmental or third party (including the expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended).
     The information in the immediately following paragraph is based on information provided by Perseus and/or Prides or upon statements made by Perseus and/or Prides in filings with the Commission and has not been independently verified.
     Subsequent to the Merger, Perseus and Prides intend to delist the Common Stock from the NASDAQ National Market and to deregister the Common Stock pursuant to Section 12(g)(4) of the rules and regulations promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     In connection with the Merger and related transactions, Perseus, Newco, Prides Capital Fund I, L.P. (“Prides Fund”) and Prides 406 Co-Invest, L.P. (“Prides Co-Invest”), ICHC and SCH entered into a Second Amended and Restated Contribution And Voting Agreement, dated as of March 16, 2006 (the “Contribution and Voting Agreement”). Pursuant to the Contribution and Voting Agreement, the Reporting Persons have agreed to contribute shares of Common Stock of the Issuer to Perseus in the following amounts, constituting all of the shares of Common Stock held by the Reporting Persons:
•	ICHC will contribute to Perseus, immediately prior to the closing of the Merger, 135,207 shares of Common Stock of the Issuer; and

•	SCH will contribute to Perseus, immediately prior to the closing of the Merger, 518,584 shares of Common Stock of the Issuer.
     In exchange for such contributions, the Reporting Persons will receive shares of Perseus upon closing of the Merger. Pursuant to the Contribution and Voting Agreement, the shares of Common Stock held by the Reporting Persons have been committed to Perseus through an irrevocable proxy coupled with an interest and are required to be voted in favor of the transactions contemplated by the Merger Agreement and any other matter required to effect the transactions contemplated by the Merger Agreement.
     Other than as provided in the Merger Agreement, the Contribution and Voting Agreement, or in connection with the Merger and related financings and transactions or as otherwise set forth herein, none of the Reporting Persons have any current plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure;

(g) any changes in the Issuer’s Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Issuer; (h) causing the Common Stock to be delisted from the NASDAQ National Market; (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.
     Other than as provided in the Merger Agreement, the Contribution and Voting Agreement, or in connection with the Merger and related financings and transactions or as otherwise set forth herein, the Reporting Persons have no knowledge of whether Perseus, Prides or the Tudor Affiliates (or any other person to which the disclosure required by Item 4 would be required) have any plans or proposals that relate to or would result in any of the events described in items (a) through (j) above.
Item 5.      Interest in Securities of the Issuer.
(a), (b) The information contained in Items 2 through 4 above is incorporated herein by reference. The percentages set forth below and on pages 2 through 4 hereof are based on 20,804,229 shares of Common Stock outstanding as of February 28, 2006, as disclosed by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Commission.
     As of the date hereof, ICHC and SCH directly own 135,207 and 518,584 shares of Common Stock of the Issuer, respectively. As the ultimate parent of ICHC and SCH, IHG may be deemed to beneficially own all such shares, for an aggregate of 653,791 shares of Common Stock.
     Pursuant to the Contribution and Voting Agreement, the shares of Common Stock and the voting rights associated with the shares of Common Stock beneficially owned by Prides Fund, Prides Co-Invest and the Reporting Persons have been committed to Perseus through an irrevocable proxy coupled with an interest. Upon the terms and subject to the conditions set forth in the Contribution and Voting Agreement, the shares beneficially owned by the Reporting Persons are required to be voted in favor of the transactions contemplated by the Merger Agreement and any other matter required to effect the transactions contemplated by the Merger Agreement. As a result, the Reporting Persons may be deemed to have shared voting power and dispositive power with respect to the 3,954,036 shares of Common Stock, representing 19.0% of the shares outstanding, beneficially owned by Prides Fund, Prides Co-Invest and the Reporting Persons.
     The information set forth in response to this Item 5 is qualified in its entirety by reference to the Contribution and Voting Agreement, which is filed as Exhibit B hereto and incorporated by reference herein.
(c)      Each of the Reporting Persons reports that neither it nor, to its knowledge, any person named in Item 2 of this Schedule 13D has effected any transactions in Common Stock during the past 60 days, except as disclosed herein. The Reporting Persons have been advised by Tudor Investment and Prides that none of Tudor Investment, Prides or any of their affiliates has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.
(d)      Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)      Not applicable.
Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     As described in Item 4 and Item 5 hereof, in accordance with the Contribution and Voting Agreement, the Reporting Persons agreed (i) to contribute an aggregate of 653,791 shares of Common Stock of the Issuer to Perseus and (ii) to vote their shares of Common Stock in favor of the transactions contemplated by the Merger Agreement and any other matter required to effect the transactions contemplated by the Merger Agreement.
Item 7      Material to be Filed as Exhibits.
A.	Joint Filing Undertaking.

B.	Second Amended and Restated Contribution and Voting Agreement, dated as of March 16, 2006, among Perseus Holding Corp., 406 Acquisition Corp., Inter-Continental Hotels Corporation, Six Continents Hotels, Inc., Prides 406 Co-Invest, L.P. and Prides Capital Fund I, L.P. (filed as Exhibit A to Amendment No. 7 to the Schedule 13D filed on May 22, 2006 by Prides Capital Partners, L.L.C., Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu relating to the common stock of Pegasus Solutions, Inc. and incorporated herein by reference).

C.	Agreement and Plan of Merger, dated as of December 19, 2005, among Perseus Holding Corp., 406 Acquisition Corp and Pegasus Solutions, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K filed on December 20, 2005 by Pegasus Solutions, Inc and incorporated herein by reference).

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2006	INTER-CONTINENTAL HOTELS CORPORATION
	By:	/s/ Robert J. Chitty
	Name:	Robert J. Chitty
	Title:	Director, Vice President and Treasurer

SIX CONTINENTS HOTELS, INC.
	By:	/s/ Robert J. Chitty
	Name:	Robert J. Chitty
	Title:	Vice President, Tax and Treasury

INTERCONTINENTAL HOTELS GROUP PLC
	By:	/s/ Richard Solomons
	Name:	Richard Solomons
	Title:	Executive Director and Finance Director

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF INTER-CONTINENTAL HOTELS CORPORATION
     The name, residence or business address, and present principal occupation or employment of each of the directors and executive officers of Inter-Continental Hotels Corporation (“ICHC”) are set forth below. If no business address is given the director’s or officer’s business address is Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to his or her position with ICHC. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation

Directors

Robert J. Chitty	Director, Vice President and Treasurer

David A. Hom	Director, Vice President and Secretary

Robert L. Jackman	Director, Senior Vice President

Richard R. Kowaleski	Director

Thomas P. Murray	Director, Senior Vice President

Stevan D. Porter	Director, President

Executive Officers
(who are not directors)

Kirk Kinsell	Senior Vice President

SCHEDULE B
DIRECTORS AND EXECUTIVE OFFICERS OF SIX CONTINENTS HOTELS, INC.
     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Six Continents Hotels, Inc. (“SCH”) are set forth below. If no business address is given the director’s or officer’s business address is Three Ravinia Drive, Suite 100, Atlanta, GA 30346. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to his or her position with SCH. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation

Directors

Angela I. Brav	Director, Senior Vice President, Americas, Franchise & Operations Support

Robert L. Jackman	Director, Senior Vice President, General Counsel and Secretary

Kirk Kinsell	Director, Senior Vice President and Chief Development Officer, Business Development and Franchise Sales

Richard R. Kowaleski	Director, Senior Vice President, Americas Finance

Stevan D. Porter	Director, President, Americas

Kate S. Stillman	Director, Senior Vice President, Americas Human Resources, Corporate Affairs and Training

Mark Wells	Director, Senior Vice President, Americas Brand Performance

Executive Officers
(who are not directors)

Robert J. Chitty	Vice President, Tax and Treasury

Robert C. Gunkel	Vice President, Project Finance

John K. Merkin	Vice President, Franchise Operations

SCHEDULE C
DIRECTORS AND EXECUTIVE OFFICERS OF INTERCONTINENTAL HOTELS GROUP PLC
     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of InterContinental Hotels Group PLC (“IHG”) are set forth below. If no business address is given the director’s or officer’s business address is 67 Alma Road, Windsor, Berkshire SL4 3HD, United Kingdom. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to his or her position with IHG. Unless otherwise indicated, all of the persons listed below are citizens of the United Kingdom.

Name	Present Principal Occupation

Directors

David Webster	Non-Executive Chairman

Andrew Cosslett	Chief Executive Officer and Director

Richard Hartman(1)	Executive Director and President of EMEA

Stevan D. Porter(2)	Executive Director and President, the Americas

Richard Solomons	Executive Director and Finance Director

David Kappler	Senior Independent Non-Executive Director

Ralph Kugler	Non-Executive Director

Jennifer Laing	Non-Executive Director

Robert C. Larson(2)	Non-Executive Director

Jonathan Linen(2)	Non-Executive Director

Sir David Prosser	Non-Executive Director

Sir Howard Stringer(3)	Non-Executive Director

Executive Officers
(who are not directors)

Tom Conophy(2)	Executive Vice President and Chief Information Officer

Peter Gowers	Executive Vice President and Chief Marketing Officer

A. Patrick Imbardelli(4)	President, Asia Pacific

Name	Present Principal Occupation

Tracy Robbins	Executive Vice President, Human Resources

Richard Winter	Executive Vice President, Corporate Services Group Company Secretary and General Counsel
(1)	Citizen of Australia. Mr. Hartman's business address is 67 Alma Road, Windsor, Berkshire SL4 3HD, United Kingdom

(2)	Citizen of the United States. Mr. Porter’s business address is Three Ravinia Drive, Suite 100, Atlanta, GA 30346.

(3)	Citizen of the United States and the United Kingdom.

(4)	Citizen of Italy. Mr. Imbardelli's business address is 230 Victoria Street, #13-00 Bugis Junction Towers, Singapore 188024

EXHIBIT A
AGREEMENT
Pursuant to Securities Exchange Act
Rule 13d-1(k)(1)(iii)
     The undersigned hereby agree that the Schedule 13D, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.
     DULY EXECUTED this 24 day of March, 2006.

INTER-CONTINENTAL HOTELS CORPORATION
By:	/s/ Robert J. Chitty
Name:	Robert J. Chitty
Title:	Director, Vice President and Treasurer

SIX CONTINENTS HOTELS, INC.
By:	/s/ Robert J. Chitty
Name:	Robert J. Chitty
Title:	Vice President, Tax and Treasury

INTERCONTINENTAL HOTELS GROUP PLC
By:	/s/ Richard Solomons
Name:	Richard Solomons
Title:	Executive Director and Finance Director